April 21, 2011

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant” or the “Funds”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 82

Dear Mr. Eskildsen:

Pursuant to your request, this letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) to the undersigned and Palak Patel, each of ALPS Fund Services, Inc., on Wednesday, March 23, 2011, in connection with your review of Post-Effective Amendments Nos. 80 (“PEA 80”) and 81 (“PEA 81”) and Amendment Nos. 80 and 81 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on February 8, 2011 via PEA 80 for the purposes of: (i) updating the Registrant’s registration statement in connection with the annual update; and (ii) incorporating into the Registrant’s registration statement the changes listed in the Exhibit attached hereto; and (iii) adding Class M shares to the Forward International Dividend Fund, Forward Frontier MarketStrat Fund (to be renamed Forward Frontier Strategy Fund), Forward International Real Estate Fund and Forward Real Estate Long/Short Fund (initial filing made February 28, 2011 via PEA 81).

The following summarizes your comments with respect to PEA 80 and our response to those comments. The Registrant notes that pursuant to the conversation with the undersigned and Ms. Patel on March 23, 2011, the Staff has no additional comments to PEA 81. To the extent that a comment was applicable to the prospectuses for the Investor/Institutional Class shares, Class A/B/C/M shares and Class Z shares, or PEA 81, corresponding changes were made accordingly. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

General Comments:

1)	Comment: Please complete the Fee Table and Expense Examples for all Funds and email them to my attention before filing the 485(b) filing.

Response: The Fee Table and Expense Examples for all Funds have been completed and will be emailed to you per your request on or about April 25, 2011.

2)	Comment: Please file via EDGAR as a correspondence filing a letter responding to the Staff’s comments before filing the 485(b) filing.

Response: The Registrant has filed this comment and response letter via EDGAR as a correspondence filing on April 21, 2011.

Fund Summaries in the Statutory Prospectuses

1)

Comment: In the Fee Table, the line item “Shareholder Services Fees” should be combined with the line item “Distribution (12b-1) Fees” if the shareholder service fees are adopted pursuant to a rule 12b-1 plan. If they are not pursuant to a rule 12b-1 plan, then the shareholder service fees should be included with the line item “Other Expenses”.

Response: Item 3 Instruction 3(b) to Form N-1A states that under an appropriate caption or a sub-caption of “Other Expenses” line item in the Fees and Expense Table, a Registrant can disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan. The Registrant’s shareholder services fees are not pursuant to a rule 12b-1 plan and thus pursuant to the instructions, Registrant believes “Shareholder Services Fees” is an appropriate caption. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

2)

Comment: As the Forward Aggressive Growth Allocation Fund, Forward Balanced Allocation Fund, Forward Growth & Income Allocation Fund, Forward Growth Allocation Fund, Forward Income & Growth Allocation Fund and Forward Income Allocation Fund (the “Allocation Funds”), are “fund of funds” that primarily invest in a combination of other Forward Funds (the “Underlying Funds”), the disclosure in the “Principal Investment Strategies” for the Allocation Funds should reflect what the market capitalization, credit quality or strategy is of the Underlying Funds.

Response: The Registrant believes that including within each Allocation Fund’s summary section the market capitalization, credit quality or strategy of the Underlying Funds would not be consistent with the Commission’s guidance for content of the summary, which states that “the information required in the summary section … is key information that is important to an investment decision.”1 The Registrant does not consider such information regarding the Underlying Funds to be “key information that is important to an investment decision” in an Allocation Fund. In addition, Item 4(a) of Form N-1A requires a summary of the principal investment strategies of the Fund. The Registrant believes that information about the Underlying Funds is not a principal investment strategy and including the information within an Allocation Fund’s Item 4(a) disclosure may be misleading to investors. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

3)

Comment: The Allocation Funds list derivatives as a risk in the “Principal Risks” section yet there is no discussion of derivatives in the “Principal Investment Strategies” section, therefore if the Funds are exposed to derivatives, list as such in the “Principal Investment Strategies” section otherwise remove the derivatives risk from the “Principal Risks” section.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the Allocation Funds are funds of funds that primarily invest in the Underlying Funds and do not have their own strategy with respect to investments in derivatives. Any such strategy would be that of an Underlying Fund in which the Allocation Funds invest. Further, the Registrant notes that the principal risks disclosed for the Allocation Funds are included based on a review of the principal risks of the Underlying Funds in which

[1]	SEC Release No. 33-8998.

the Allocation Funds will invest and the extent to which the Allocation Funds’ assets will be allocated to a particular Underlying Fund (i.e., range). Based on the Allocation Funds’ allocations to the Underlying Funds, the Registrant believes derivatives should remain as a principal risk of the above-referenced Allocation Funds. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

4)	Comment: In the section titled “Performance Information,” please delete the sentence “A brief description of the market index/es is/are included in the Appendix to the Fund’s prospectus.”

Response: The Registrant believes that this disclosure within the “Performance Information” section provides useful information regarding the location of additional information for an index contained within the “Average Annual Total Returns” table and is consistent with Form N-1A. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

5)	Comment: In the “Average Annual Total Returns” table, the information contained in the footnotes regarding after-tax returns should appear in text form and not as a footnote annotation.

Response: Requested revision has been incorporated.

6)

Comment: The Forward Balanced Allocation Fund, Forward Growth & Income Allocation Fund and Forward Income Allocation Fund list government-sponsored entities as a risk in the “Principal Risks” section yet there is no discussion of government-sponsored entities in the “Principal Investment Strategies” section, therefore if the Funds are exposed to government-sponsored entities, list as such in the “Principal Investment Strategies” section otherwise remove the government-sponsored enterprises risk from the “Principal Risks” section.

Response: As the disclosure in the section titled “Principal Investment Strategies” states, the above-referenced Allocation Funds are funds of funds that primarily invest in the Underlying Funds and do not have their own strategy with respect to investments in government-sponsored enterprises. Any such strategy would be that of an Underlying Fund in which the Allocation Funds invest. Further, the Registrant notes that the principal risks disclosed for the Allocation Funds are included based on a review of the principal risks of the Underlying Funds in which the Allocation Funds will invest and the extent to which the Allocation Funds’ assets will be allocated to a particular Underlying Fund (i.e. range). Based on the Allocation Funds’ allocations to the Underlying Funds, the Registrant believes government-sponsored enterprises should remain as a principal risk of the above-referenced Allocation Funds. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

7)

Comment: The “Principal Investment Strategies” section of the Forward Banking and Finance Fund states that under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in a portfolio of equity securities of companies principally engaged in the banking or financial services industries. Please define what type of equity securities the Fund may invest in (i.e., common stock, preferred stock, etc).

Response: Requested revision has been incorporated.

8)	Comment: With respect to the Forward Commodity Long/Short Strategy Fund, please represent or confirm whether the Subsidiary will sign the registration statement.

Response: The Subsidiary is not required to execute the Registrant’s post effective amendments. The Subsidiary is not offering its securities in the U.S., nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary was organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with strategies similar to the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.2

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).3 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).4

The Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and is therefore not required to sign the Fund’s post-effective amendments. The Registrant is aware that, with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the Staff requires the

[2]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from such a fund’s investment in its subsidiary will constitute qualifying income to the fund.

[3]

See South Asia Portfolio, SEC No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[4]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the Subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the Subsidiary and is limited by the RIC Diversification Test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.5

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the Subsidiary. The Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.6 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

Although the Subsidiary is not required to sign the registration statement, the Registrant believes that the Commission and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The Subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets is maintained in the U.S. with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder.

[5]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[6]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

9)

Comment: As the Forward Commodity Long/Short Strategy Fund contains the reference to ‘short’ in its name, it is expected that the Fund will engage in short sales. Thus in the “Principal Risks” section, please add disclosure regarding the risks associated with short sales and please add to the “Principal Investment Strategies” as well.

Response: The Forward Commodity Long/Short Strategy Fund does not engage in short sales. The reference to ‘long’ and ‘short’ in the Fund’s name is intended to describe the Fund’s strategy of providing synthetic long and synthetic short exposure to the commodity markets that correspond to the long and short commodity market positioning of the Credit Suisse Momentum and Volatility Enhanced Return Strategy Index. Therefore, the Registrant does not believe it is appropriate to revise the Fund’s principal investment strategies or principal risks to include short sales. However, in light of the Staff’s concern raised in this comment as well as the Staff’s suggestion made in comment # 11 below, the Registrant has revised the relevant disclosure within the first two sentences of the second paragraph of the “Principal Investment Strategies” section to state the following:

The Fund does not invest directly in physical commodities, but rather employs a strategy that provides synthetic long and synthetic short exposure to the commodity markets that correspond to the long and short commodity market positioning of the Credit Suisse MOVERS Index. The Fund gains synthetic exposure to the commodities represented by the Credit Suisse MOVERS Index primarily through investments in commodity-linked derivative instruments, including commodity index-linked notes (sometimes referred to as “structured notes”), swap agreements, commodity options, futures and options on futures, and through investments in [a wholly-owned Cayman Islands subsidiary].

10)

Comment: In the “Principal Investment Strategies” section of the Forward Commodity Long/Short Strategy Fund, please either move any reference to the Credit Suisse Momentum and Volatility Enhanced Return Strategy Index (the “Credit Suisse MOVERS Index”) to another part of the prospectus other than the summary section, or delete the reference and underlying information about the index.

Response: The Registrant notes that the Credit Suisse MOVERS Index is an essential component of the Fund’s principal investment strategy as the Fund seeks returns that correspond to the returns of such index. As such, the Registrant believes the references to the Credit Suisse MOVERS Index in the “Principal Investment Strategies” section are necessary to ensure that both current and prospective investors fully understand the Fund’s principal investment strategy. Additionally, the Registrant also believes that the references to the Credit Suisse MOVERS Index comply with Item 4 of Form N-1A. Accordingly, the Registrant has not made any revisions in response to this comment.

11)

Comment: In the “Principal Investment Strategies” section, please make it clear that the reference to “Strategy” in the Forward Commodity Long/Short Strategy Fund’s name refers to the “Commodity” portion thereof, and as a result the Fund is not subject to the requirements of Rule 35d-1 under the 1940 Act.

Response: In light of the Staff’s suggestion made in this comment and the Staff’s concern raised in comment # 9 above, the Registrant has revised the relevant disclosure within the first two sentences of the second paragraph of the “Principal Investment Strategies” section to state the following:

The Fund does not invest directly in physical commodities, but rather employs a strategy that provides synthetic long and synthetic short exposure to the commodity markets that correspond to the long and short commodity market positioning of the Credit Suisse MOVERS Index. The Fund gains synthetic exposure to the commodities represented by the Credit Suisse MOVERS Index primarily through investments in commodity-linked derivative instruments, including commodity index-linked notes (sometimes referred to as “structured notes”), swap agreements, commodity options, futures and options on futures, and through investments in [a wholly-owned Cayman Islands subsidiary].

The Registrant believes that this revised disclosure sufficiently relates “Strategy” in the Fund’s name to the “Commodity” portion thereof, notifying current and potential investors that the Fund is not subject to the requirements of Rule 35d-1 under the 1940 Act.

12)

Comment: In the “Performance Information” section of the Forward CorePlus Fund, please move the information related to replacing the S&P 500 Growth Index with the S&P 500 Index as the Fund’s primary index to the beginning of the “Performance Information” paragraph.

Response: Requested revision has been incorporated.

13)

Comment: In the “Principal Investment Strategies” section of the Forward Credit Analysis Long/Short Fund, please revise the disclosure, “The Fund may invest in debt securities of any credit quality and maturity” to clarify that this includes junk bonds.

Response: Requested revision has been incorporated.

14)

Comment: In the “Average Annual Total Return” tables for the Forward Balanced Allocation Fund, Forward CorePlus Fund, Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Focus Fund, Forward Growth & Income Allocation Fund, Forward Growth Allocation Fund, Forward Income & Growth Allocation Fund, Forward Real Estate Fund, Forward Real Estate Long/Short Fund, Forward SMIDPlus Fund and Forward Strategic Alternatives Fund as the returns of more than one index are shown, disclose information about the additional index[es] in the narrative explanation accompanying the bar chart and table (e.g. by stating that the information shows how each Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The Registrant notes that in the narrative explanation accompanying the bar chart and table, the disclosure states that “[a] brief description of the market indices is included in the Appendix to the Fund’s prospectus.” The Registrant believes that its disclosure is consistent with Item 4 of Form N-1A and provides both existing and potential investors with sufficient notice as to the location of further information regarding each index included in the “Average Annual Total Return” table. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

15)

Comment: The following Funds disclose “Securities Issued by Other Investment Companies” as a risk in the “Principal Risks” section but do not include a separate line item in the expense table for acquired fund fees and expenses: Forward EM Corporate Debt Fund; Forward Emerging Markets Fund; and Forward Small Cap Equity Fund. Please add the acquired fund fees and expense line item in the expense table.

Response: Instruction 3(f)(i) to Item 3 of Form N-1A states that to the extent that a fund’s acquired fund fees and expenses do not exceed 0.01% of its average net assets, such fund may include these fees and expenses under the “Other Expenses” line item in lieu of a separate line item. Because acquired fund fees and expenses did not, as of December 31, 2010, exceed 0.01% of average net assets for each of the Forward EM Corporate Debt Fund, Forward Emerging Markets Fund, and Forward Small Cap Equity Fund, the Registrant has included these fees and expenses (to the extent either of these Funds accrued such fees and expenses for the year period ending December 31, 2010) under the “Other Expenses” line item.

16)

Comment: The “Principal Investment Strategies” section of the Forward Emerging Markets Fund, Forward Frontier MarketStrat Fund, Forward Global Infrastructure Fund, Forward International Dividend Fund, Forward International Equity Fund, Forward International Real Estate Fund, Forward Real Estate Fund, Forward Select Income Fund, Forward Select EM Dividend Fund, Forward Strategic Alternatives Fund, Forward Tactical Enhanced Fund and Forward Tactical Growth Fund states that each Fund may invest in securities of any market capitalization. Therefore, please add the small and medium capitalization stocks risk disclosure to the “Principal Risks” section of these Funds.

Response: As disclosed in the “Principal Investment Strategies” section for each of the above-referenced Funds, the Funds may invest in equity securities of companies having any capitalization. The Registrant believes, however, that based on the percentage of each Fund’s assets allocated to small to mid-capitalization companies, the risks associated with investing in such companies do not constitute a principal risk of the Funds. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

17)	Comment: In the “Securities Issued by Other Investment Companies” risk in the “Principal Risks” section for the Forward Emerging Markets Fund, please delete the parenthetical “(as detailed below)”.

Response: Requested revision has been incorporated on all Underlying Funds that have “Securities Issued by Other Investment Companies” as a principal risk.

18)

Comment: In the “Principal Investment Strategies” section of the Forward Frontier MarketStrat Fund, please state that the Fund will invest at least 80% of its net assets in frontier markets securities in accordance with Rule 35d-1 under the 1940 Act.

Response: In light of the Staff’s position raised by this comment but without necessarily agreeing with the Staff, the Registrant has changed the name of the Fund to the “Forward Frontier Strategy Fund,” such name change to be effective May 1, 2011.

19)

Comment: Please delete the sentence, “The Fund invests primarily in global infrastructure-related securities” from the “Investment Objective” of the Forward Global Infrastructure Fund and move to the “Principal Investment Strategies” section.

Response: Requested revision has been incorporated.

20)

Comment: The “Principal Investment Strategies” section of the Forward Global Infrastructure Fund states that under normal conditions, the Fund will invest at least 40% of its net assets in the securities of issuers located outside of the U.S. Please disclose the minimum number of countries including the U.S. that the Fund will invest in under normal circumstances.

Response: Requested revision has been incorporated.

21)	Comment: The “Investment Objective” of the Forward Growth & Income Allocation Fund should include growth and income and not just moderate potential capital appreciation.

Response: The Registrant is unaware of guidance from the Staff or the Commission that requires a fund’s investment objective to reflect certain aspects of its name. Further, the Registrant notes that the requested revision to the “Investment Objective” of the Fund would necessitate Board approval and believes that the cost of obtaining such approval is not justified given the lack of guidance on this issue by either the Staff or the Commission. Accordingly, the Registrant respectfully declines to also include, in addition to moderate potential capital appreciation, growth and income in the “Investment Objective” of the Forward Growth & Income Allocation Fund.

22)

Comment: The Forward Commodity Long/Short Strategy Fund, Forward CorePlus Fund, Forward Credit Analysis Long/Short Fund, Forward EM Corporate Debt Fund, Forward Growth Fund, Forward High Yield Bond Fund, Forward International Real Estate Fund, Forward International Small Companies Fund, Forward Investment Grade Fixed-Income Fund, Forward Real Estate Long/Short Fund, Forward Select EM Dividend Fund, Forward Select Income Fund, Forward Small Cap Equity Fund, Forward SMIDPlus Fund, Forward Tactical Enhanced Fund and Forward Tactical Growth Fund list “Portfolio Turnover” as a principal risk in the “Principal Risks” section for each Fund yet there is no discussion of portfolio turnover in the “Principal Investment Strategies”, therefore if each Fund is exposed to a high portfolio turnover, list as such in the Fund’s “Principal Investment Strategies” otherwise remove the portfolio turnover risk from the “Principal Risks” section.

Response: The Registrant notes that each of the Funds listed above is generally expected to engage in frequent and active trading of portfolio securities to achieve its investment objective. Nonetheless, frequent and active trading of portfolio securities is not a principal investment strategy of each Fund because to the extent that each Fund may seek to achieve its investment objective without engaging in frequent and active trading of portfolio securities, such Fund will do so. Accordingly, the Registrant has not made any revisions in response to this comment. The Registrant further notes that, with respect to the Forward High Yield Bond Fund, Forward International Real Estate Fund, Forward Investment Grade Bond Fund, Forward Small Cap Equity Fund, Forward SMIDPlus Fund (to be renamed the Forward Extended MarketPlus Fund) and Forward Tactical Growth Fund, during each of these Fund’s most recent fiscal year, the portfolio turnover rate was over 100% of the average value of its portfolio. Therefore, the Registrant has included “Portfolio Turnover” as a principal risk to alert potential investors to the risks to which each of these Funds may be more susceptible due to its portfolio turnover rate being in excess of 100% of the average value of its portfolio.

23)

Comment: The “Portfolio Turnover” risk disclosure in the “Principal Risks” sections for the Forward Commodity Long/Short Strategy Fund, Forward CorePlus Fund, Forward EM Corporate Debt Fund, Forward Growth Fund, Forward High Yield Bond Fund, Forward International Real Estate Fund, Forward International Small Companies Fund, Forward Investment Grade Fixed-Income Fund, Forward Select Income Fund, Forward Small Cap Equity Fund and Forward SMIDPlus Fund references short sales. If the Fund is going to engage in short sales, please disclose in the “Principal Investment Strategies” and include as a “Principal Risk.”

Response: In response to this comment, the Registrant confirms that if a Fund plans to engage in short sales, it will disclose both the strategy in the “Principal Investment Strategies” and the accompanying risk as a “Principal Risk” in such Fund’s summary section.

24)

Comment: In the “Principal Investment Strategies” section of the Forward High Yield Bond Fund, please state that the Fund will invest at least 80% of its net assets in bonds rather than lower-rated debt securities in accordance with Rule 35d-1 under the 1940 Act.

Response: Requested revision has been incorporated.

25)	Comment: The “Investment Objective” of the Forward Income & Growth Allocation Fund should include income and growth and not just potential capital appreciation.

Response: The Registrant is unaware of guidance from the Staff or the Commission that requires a fund’s investment objective to reflect certain aspects of its name. Further, the Registrant notes that the requested revision to the “Investment Objective” of the Fund would necessitate Board approval and believes that the cost of obtaining such approval is not justified given the lack of guidance on this issue by either the Staff or the Commission. Accordingly, the Registrant respectfully declines to also include, in addition to potential capital appreciation, income and growth in the “Investment Objective” of the Forward Income & Growth Allocation Fund.

26)

Comment: Please delete the portion of the sentence, “through investing primarily in a portfolio of non-U.S. real estate securities” from the “Investment Objective” of the Forward International Real Estate Fund and move to the “Principal Investment Strategies” section.

Response: Requested revision has been incorporated.

27)

Comment: The Forward International Real Estate Fund lists “Borrowing” as a principal risk in the “Principal Risks” section yet there is no discussion of borrowing in the “Principal Investment Strategies”, therefore if the Fund is exposed to borrowing, list as such in the “Principal Investment Strategies” otherwise remove the borrowing risk from the “Principal Risk” section.

Response: Requested revision has been incorporated.

28)

Comment: The “Principal Investment Strategies” section of the Forward International Small Companies Fund states that the Sub-Advisor normally does not invest in companies with a market capitalization lower than $150 million. Please add the upper end of the market capitalization range.

Response: The Registrant notes that the disclosure in the “Principal Investment Strategies” section of the Forward International Small Companies Fund states that the Sub-Advisor “focuses its research on companies with market capitalizations of companies in the Fund’s benchmark, the MSCI EAFE Small Cap Index.” The Registrant believes that this approach to disclosing the upper end of the market capitalization is most useful to investors as the upper end of the market capitalization range may change during the fiscal year. As a result, including the current upper end of the market capitalization range in which the Fund may invest may mislead both potential and existing investors and/or provide such investors with stale information about the Fund’s investment strategy. Accordingly, the Registrant has not made any revisions in response to the comment.

29)

Comment: In the “Principal Investment Strategies” section of the Forward Investment Grade Fixed-Income Fund, please state that the Fund will invest at least 80% of its net assets in fixed-income in accordance with Rule 35d-1 under the 1940 Act. Also please clarify how the Fund’s investments in derivatives count toward the 80% test.

Response: The Registrant notes that the disclosure in the “Principal Investment Strategies” section of the Forward Investment Grade Fixed-Income Fund currently states that the Fund will invest “at least 80% of its net assets plus borrowings for investment purposes, if any, in investment-grade, debt securities or synthetic or other instruments (i.e., options, swaps, including credit default swaps, forwards, including currency forwards, and futures) that have similar economic characteristics to investment-grade debt securities.” Accordingly, the Registrant has not made any revisions in response to this comment. The Registrant further notes that the adopting release for Rule 35d-1 under the 1940 Act provides that the language of the rule “permit[s] an investment company to include a synthetic instrument in the 80[%] basket if it has economic characteristics similar to the securities included in that basket.”7 As such, the Registrant believes that its current disclosure regarding the Fund’s 80% test is in accordance with Rule 35d-1 under the 1940 Act.

30)

Comment: The “Principal Investment Strategies” section of the Forward Large Cap Equity Fund states that large capitalization companies include any company with a market capitalization equal to or greater than $3.5 billion or are included in the S&P 500 Index. Please explain why a $3.5 billion market capitalization is appropriate for a large capitalization company as this appears to be on the low end of the large capitalization range.

Response: The Registrant notes that there is no accepted definition of a large capitalization company. The Fund’s adviser believes that companies with a market capitalization equal to or greater than $3.5 billion share a number of economic characteristics that are traditionally exhibited by large capitalization companies in the market. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

31)

Comment: The Forward Select EM Dividend Fund lists “Short Sales” as a principal risk in the “Principal Risks” section yet there is no discussion of short sales in the “Principal Investment Strategies”, therefore if the Fund is exposed to short sales, list as such in the “Principal Investment Strategies” otherwise remove the short sales risk from the “Principal Risk” section.

Response: Requested revision has been incorporated.

32)

Comment: The “Principal Investment Strategies” section of the Forward Small Cap Equity Fund states that the small capitalization companies may include any company with a market capitalization equal to or less than any company in the Russell 2000 Index at the time of purchase. Please add the upper end of the Russell 2000 Index range.

Response: The Registrant believes that the current disclosure within the “Principal Investment Strategies” section of the Forward Small Cap Equity Fund is most useful to investors as the upper end of the Russell 2000 Index range may change during the fiscal year. As a result, including the current upper end of the Russell 2000 Index range may mislead both potential and existing investors and/or provide such investors with stale information about the Fund’s investment strategy. Accordingly, the Registrant has not made any revisions in response to the comment.

33)	Comment: In the “Principal Investment Strategies” section of the Forward SMIDPlus Fund, please state that the Fund will invest at least 80% of its net assets in small- or mid-

[7]	SEC Release No. 40-24828 at n13.

capitalization issuers in accordance with Rule 35d-1 under the 1940 Act. Also please explain how the Fund’s investments in derivatives count toward the 80% test.

Response: In light of the Staff’s position raised by this comment but without necessarily agreeing with the Staff, the Registrant has changed the name of the Fund to the “Forward Extended MarketPlus Fund,” such name change to be effective May 1, 2011.

34)

Comment: The “Principal Investment Strategies” of the Forward SMIDPlus Fund and Forward Small Cap Equity Fund defines the market capitalization of small capitalization issuers differently. Please provide supplemental information on why the definition of small capitalizations differs.

Response: The Registrant notes that a particular fund’s investment strategy with respect to capitalization is determined by a number of factors and may differ from fund to fund based on how those factors are analyzed and implemented by a Fund’s portfolio management team. As such, it is often the case that capitalization definitions are not consistent for all funds within a fund complex. As disclosed, the principal investment strategies of the Forward SMIDPlus Fund and Forward Small Cap Equity Fund differ in many respects including with regard to capitalization. This difference in capitalization is primarily a result of the manner in which each Fund’s portfolio management team manages each Fund in accordance with their respective principal investment strategies.

35)

Comment: In the “Principal Investment Strategies” section of the Forward Strategic Alternatives Fund, please state that the Fund will invest at least 80% of its net assets in alternative investments in accordance with Rule 35d-1 under the 1940 Act.

Response: The Registrant believes that the Fund is not subject to Rule 35d-1. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The term “alternatives” has no commonly understood meaning to investors and does not suggest any particular type of investments. Accordingly, the Registrant has not made any revisions in response to the comment.

“Strategic Alternatives” is a name that was created by Forward Management, LLC (“Forward Management”), the Fund’s investment adviser, to describe an investment strategy developed by Forward Management. As described in the “Principal Investment Strategies” section, this investment strategy involves attempting to gain exposure to alternative asset classes by investing in structured notes, exchange-traded notes, exchange-traded funds, mutual funds and closed-end funds. In addition, the investment strategy may also seek to obtain, or reduce, exposure to one or more alternative asset classes by investing in certain derivative instruments such as futures, options, and swaps or by utilizing certain hedging techniques. The Registrant notes that other fund complexes have for many years offered fund products using the term “Alternatives” in their name and which are generally also not subject to the 80% test of Rule 35d-1. It is the Registrant’s opinion that the term has no generally understood meaning to investors. As such, the Registrant believes that the term designates an investment strategy, as opposed to a type of investment. The Commission and the Staff have noted that Rule

35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.8

Statutory Prospectuses:

1)

Comment: Item 9(b)(1) of Form N-1A asks the Registrant to describe the Funds’ principal investment strategies, including the particular type or types of securities in which the Funds principally invests or will invests. Are there any additional investment strategies for the Funds that are not described in the summary prospectuses that need to be disclosed more fully in the statutory prospectuses?

Response: The principal investment strategies in the summary prospectus for each Fund as set forth in response to Item 4(a) of Form N-1A accurately summarizes how the Funds intend to achieve their investment objectives and identify each Fund’s principal investment strategies. Additional disclosure pursuant to Item 9(b)(1) of Form N-1A is also available under the section titled “ADDITIONAL INVESTMENT STRATEGIES AND RISKS” in the statutory prospectuses. In addition, the Registrant can confirm that there are no additional strategies for the Funds that are not described in the summary prospectuses that need to be disclosed more fully in the statutory prospectuses.

2)

Comment: Please revise the caption “COMPARABLE ACCOUNT PRESENTATION FOR THE FORWARD TACTICAL GROWTH FUND” to read something substantially similar to “PERFORMANCE OF A SUBSTANTIALLY SIMILAR ACCOUNT TO THE FORWARD TACTICAL GROWTH FUND MANAGED BY BROADMARK”

Response: Requested revision has been incorporated.

3)

Comment: Re-calculate the performance of the Comparable Account net of all expenses, including the deduction of any applicable sales load, in the “Comparable Account Presentation” for the Forward Tactical Growth Fund.

Response: The Registrant notes that the purpose of including the Comparable Account Presentation is to show the investment performance of a comparably managed account that has been adjusted to reflect Fund-level expenses. In light of this purpose, however, the Registrant does not believe that it is necessary to further adjust the Comparable Account performance to reflect a sales load that does not reflect a Fund-level expense and may be charged to certain shareholders of the Fund based on circumstances specific to individual shareholders. Accordingly, the Registrant respectfully declines to make any changes to the disclosure in response to this comment.

4)	Comment: Please confirm whether the Funds’ financial highlights will be included as part of the Registrant’s 485(b) filing.

Response: The Registrant will include the Funds’ financial highlights as part of the 485(b) filing.

[8]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Statement of Additional Information:

1)

Comment: In the sub-section titled “Fundamental Investment Restrictions of the Funds (other than the Allocation Funds, Forward Growth Fund, and Forward Banking and Finance Fund),” there is a clarifying statement for the Funds’ concentration restriction providing that: “… with respect to a Fund’s investment in swap agreements (other than credit default swap agreements), the Fund will look through each swap agreement to those reference issuers that constitute the swap agreement’s reference investment as if the Fund had invested directly in those issuers in the same proportion to which each issue contributes to the reference investment.”

a)	Please clarify for the Staff why credit default swaps are excluded.

b)	Please define reference issuers.

c)	Please define reference investment.

Response:

a)

In the case of credit default swaps, the Registrant notes that a Fund is purchasing credit protection with respect to the performance of a reference issuer, and the counterparty to the swap agreement is, in effect, guaranteeing the credit-worthiness of the reference issuer. Therefore, to the extent a credit default swap position entered into by the Fund has a value, the Registrant believes that it is appropriate for a Fund to look to the counterparty of a credit default swap as the issuer for concentration purposes as the Fund is not taking exposure to the reference instrument but rather is exposed to the counterparty to whom a Fund will look to for payment should the reference instrument default.

b)	Requested revision has been incorporated.

c)	Requested revision has been incorporated.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 720.917.0602 should you have any questions.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas, Esq.

Enclosure

cc:	Judith M. Rosenberg, Esq., Chief Compliance Officer, Forward Funds
Douglas P. Dick, Esq., Partner, Dechert LLP
Kenneth R. Earley, Esq., Dechert LLP

Exhibit

General changes:

Effective May 1, 2011, the names of the following existing series of the Registrant will change to the new names set forth opposite their current names below and are reflected in the attached Prospectuses and Statement of Additional Information (“SAI”).

Current Fund Names	New Fund Names
Forward Frontier MarketStrat Fund	Forward Frontier Strategy Fund
Forward Long/Short Credit Analysis Fund	Forward Credit Analysis Long/Short Fund
Forward International Fixed Income Fund	Forward EM Corporate Debt Fund
Forward SMIDPlus Fund	Forward Extended MarketPlus Fund
Forward Strategic Realty Fund	Forward Real Estate Long/Short Fund

Changes to Forward Funds Investor/Institutional Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share classes.

•	Registration of the Forward Select EM Dividend Fund, a new series of the Registrant.

•	Removal of references to the Forward Mortgage Securities Fund in light of its liquidation on or around April 19, 2011.

Changes to Forward Funds Class A, Class B, Class C and Class M Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share classes.

•	Registration of Class C shares of the Forward Commodity Long/Short Strategy Fund, an existing series of the Trust.

•	Registration of the Forward Select EM Dividend Fund, a new series of the Registrant.

•	Removal of references to the Forward Mortgage Securities Fund in light of its liquidation on or around April 19, 2011.

•	Removal of references to Class B shares of the Forward International Real Estate Fund in light of its termination as a share class of the Fund on or around April 21, 2011.

Changes to Forward Funds Class Z Prospectus

•	All previously filed stand-alone prospectuses were combined into the consolidated prospectus for all series offering such share class.

•	Removal of references to the Forward Mortgage Securities Fund in light of its liquidation on or around April 19, 2011.

Changes to SAI

•	All previously filed stand-alone statements of additional information were combined into the consolidated SAI for all series and all classes.

•	Removal of references to the Forward Mortgage Securities Fund in light of its liquidation on or around April 19, 2011.

•	Removal of references to Class B shares of the Forward International Real Estate Fund in light of its termination as a share class of the Fund on or around April 21, 2011.